Exhibit 99.6

Senior Leader Call Talking Points

Introduction / What Was Announced:

•                  Good morning. Thank you for joining us today.

•                  I’m pleased to share an important and exciting update with you about the future of Zep Inc.

•                  As you may have seen from the press release and Senior Leader Toolkit we circulated earlier today, this morning we announced that we entered into a definitive merger agreement under which a fund managed by New Mountain Capital L.L.C., a private equity firm that invests in market leaders in sustainable growth industries, will acquire Zep Inc. for $20.05 per share in cash in what is known as a “going private” transaction.

•                  The agreement was unanimously approved by Zep Inc.’s Board of Directors and is currently expected to close in the third calendar quarter of 2015.

•                  The agreement allows Zep Inc. to solicit alternative proposals from third parties during the next 30 days to make sure that we have achieved the best possible value for our Company.

•                  As a senior leader at Zep Inc., you will play an important role in communicating with associates at all levels of our organization about our agreement with New Mountain and what it means for our future.

•                  How you discuss this transaction will affect how associates under your supervision respond, so it is important to stay confident and forward-looking.

•                  I would like to provide you with some more information about this transaction and why it is such an important milestone in our history before I open up for questions.

The Right Partner for Zep Inc.:

•                  We arrived at this decision following a thorough review that we conducted during the past year of strategic opportunities to enhance value for all of our stakeholders.

•                  An important part of our decision was our view that New Mountain Capital is the right partner for Zep Inc. Let me provide you with some brief background.

•                  New Mountain Capital is a New York-based private equity firm specializing in acquiring market leaders in sustainable growth industries.

•                  New Mountain seeks out the highest quality growth leaders — like us — and works intensively with management to raise attractive businesses to an even higher level of performance.

•                  They know our business and industry well and recognize the growth potential of our company and the significant contributions our associates have made to get us to where we are today.

•                  If you want to learn more about New Mountain Capital, more information can be found on their website at www.newmountaincapital.com.

Building a Stronger Future for Zep Inc.:

•                  Since our founding almost 80 years ago, Zep Inc. has been an industry leader. But as you all know, there is always more we can do.

•                  Partnering with New Mountain Capital will help us continue to deliver the high quality products and services our customers have come to expect from us, as well as provide additional opportunities for our associates from future growth and business building.

•                  We are excited about partnering with New Mountain Capital and I am confident that they can help us grow our brands and reach our true potential efficiently and quickly.

Interacting with Associates:

•                  The associates under your supervision will likely have questions about what this announcement means for them.

•                  While we will be hosting an all associate townhall meeting later this morning to provide additional information, we ask that you make yourself available to your direct reports in the days ahead to discuss this announcement and answer their questions.

•                  Be sensitive to associates’ needs and listen to their concerns. You are a leader and associates will look to you for guidance.

•                  At the same time, it is important that we remain disciplined, so please do not stray from the approved messaging in the documents that were sent to you earlier this morning as part of the toolkit.

•                  And remember, it’s always OK to say that we don’t have all of the answers.

•                  It is important that you reiterate that the transaction will not be completed for several months and, until then, Zep Inc. will remain an independent company.

•                  The most important thing you can do is encourage associates to remain focused on their day-to-day responsibilities. We must continue to provide our global customer base with the high quality products and services that they have come to expect from us.

Closing:

•                  As always, please feel free to reach out with any other questions.

•                  We will be communicating with you as appropriate to provide updates on our progress and ensure that you have the support you need throughout this process.

•                  As a reminder, please be sure that you and your teams refer any inquiries from the media or other external parties to Don De Laria, Vice President of Investor Relations and Communications.

•                  This transaction was made possible because of your dedication and hard work and I hope you are all as excited about this opportunity as I am.

•                  Any questions?

Additional Information and Where to Find It

This document may be deemed to be solicitation material in respect of the proposed acquisition of Zep Inc. by New Mountain Capital and its affiliates.  In connection with the proposed merger, Zep Inc. will file with the Securities and Exchange Commission (the “SEC”) and furnish to its stockholders a proxy statement and other relevant documents. This filing does not constitute a solicitation of any vote or approval. BEFORE MAKING ANY VOTING DECISION, ZEP INC.’S STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.

Investors will be able to obtain a free copy of the proxy statement, when available, and other relevant documents filed by Zep Inc. with the SEC at the SEC’s website at www.sec.gov.  In addition, investors may obtain a free copy of the proxy statement, when available, and other relevant documents from Zep Inc.’s website at www.zepinc.com or by directing a request to: Zep Inc., 1310 Seaboard Industrial Blvd., NW, Atlanta, GA 30318, Attn: Investor Relations, (404) 352-1680.

Participants in the Solicitation

Zep Inc. and its directors, executive officers and certain other members of management and employees of Zep Inc. may be deemed to be “participants” in the solicitation of proxies from the stockholders of Zep Inc. in connection with the proposed merger.  Information regarding the interests of the persons who may, under the rules of the SEC, be considered participants in the solicitation of the stockholders of Zep Inc. in connection with the proposed merger, which may be different than those of Zep Inc.’s stockholders generally, will be set forth in the proxy statement and the other relevant documents to be filed with the SEC.  Stockholders can find information about Zep Inc. and its directors and executive officers and their ownership of Zep Inc.’s common stock in Zep Inc.’s annual report on Form 10-K for the fiscal year ended August 31, 2014 and in its definitive proxy statement for its most recent annual meeting of stockholders, which was filed with the SEC on November 20, 2014, and in Forms 4 of directors and executive officers filed with the SEC subsequent to that date.  Additional information regarding the interests of such individuals in the proposed merger will be included in the proxy statement relating to the merger when it is filed with the SEC.  These documents may be obtained free of charge from the SEC’s website at www.sec.gov and Zep Inc.’s website at www.zepinc.com.